Exhibit 99.1

July 5, 2005

Camtek to Present at Both the 2005 C.E. Unterberg, Towbin Emerging Growth Conference and
Semicon West, Booth 8323

MIGDAL HA’EMEK, Israel, July 5, 2005 – Camtek Ltd. (Nasdaq: CAMT) announced today that its Chief Financial Officer, Mr. Moshe Amit, will be presenting at the 2005 C.E. Unterberg, Towbin Emerging Growth Conference at 2:30pm (EDT) on Wednesday, July 13th. The conference brings together the top executives from many publicly traded growth companies. The conference is being held at the Mandarin Oriental Hotel, 80 Columbus Circle in New York.

Mr. Amit will also be meeting with institutional investors on a one-on-one basis at the conference and during that week in both New York and Boston.

The conference presentation will be broadcast live over the Internet at 2:30pm on Wednesday, July 13th, 2005, and will be available for replay for at least three months.

To access the online presentation and webcast, please visit the link on the IR section of Camtek’s website at: www.camtek.co.il at least five minutes before the start of the presentation. Alternatively, the webcast can be accessed from: www.wsw.com/webcast/ceut2/camt

In addition, the company also announced that its Chief Executive Officer, Mr. Rafi Amit, would be presenting the company at the Semicon West industry show in San Francisco, from July 11th-15th. Mr. Amit will be meeting both with current and prospective customers and suppliers, as well as meeting with investors and industry analysts. In addition, Mr. Amit will be demonstrating Camtek’s most recent new product, the Falcon.

Camtek’s booth will be situated on Level 2 of the West Wing, Booth #8323.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com